Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

MATERIAL FACT

ITAÚ UNIBANCO HOLDING S.A. announces to its stockholders that the Board of Directors, at the meeting held on November 28, 2019, approved the declaration of interest on capital, in the amount of R$0.037560 per share, to be paid to Stockholders up to April 30, 2020, based on the final stockholding position at December 12, 2019 and with a 15% withholding income tax, which will result in net interest of R$0.031926 per share, with the exception of any corporate stockholders proven not subject to or exempt from such withholding.

São Paulo (SP), November 28, 2019.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations